Exhibit 99.1

SOPHiA GENETICS Hosts Symposium with GE Healthcare at RSNA 2021

Symposium to address how new AI-powered analytic and workflow solutions for clinical and biopharma markets are advancing data-driven medicine

Symposium encapsulates SOPHiA GENETICS and GE Healthcare alliance to provide joint solutions and multimodal analytics to healthcare providers and biopharma companies

CHICAGO, November 29, 2021 — SOPHiA GENETICS SA (Nasdaq: SOPH), the creator of a global data pooling and knowledge sharing platform that advances data-driven medicine, announced today they will be hosting a joint symposium with GE Healthcare titled “Advancing data-driven medicine: unlocking the potential of multimodal digital health data sets by combining longitudinal radiomics and genomics data with AI-powered analytics,” during the Radiological Society of North America 2021 Annual Meeting at 9:30am CT on Wednesday, December 1. The symposium will reflect on recent advances in multimodal clinical research and the role of the radiologist in this healthcare revolution.

This symposium follows the recent announcement of the signed Master Alliance Agreement and July 2021 letter of intent pursuant to which SOPHiA GENETICS and GE Healthcare will be collaborating on opportunities in the healthcare market, including various initiatives and projects in the fields of digital oncology and radiogenomic analysis. The companies will initially work together on the creation of infrastructure to integrate data between GE’s Edison platform and the SOPHiA DDM™ platform, as well as co-marketing and pilot site recruitment across oncology and radiogenomics.

“We are thrilled about our alliance with GE Healthcare to further accelerate the adoption of our platform worldwide,” said Jurgi Camblong, co-founder and CEO, SOPHiA GENETICS. “This alliance is a significant catalyst for SOPHiA GENETICS and will help us fast-track innovation, more quickly increase the size and scale of our network, and offer a greater expansion of capabilities to help clinicians and researchers ensure cancer patients worldwide will be able to receive equal access to better diagnosis and treatments.”

“This collaboration with SOPHiA GENETICS is a further step towards GE Healthcare’s vision of making precision health - more efficient and personalized care - a reality,” said Jan Makela, President & CEO at GE Healthcare Imaging. “Integrating genomics data and artificial intelligence into oncology workflow solutions, beginning with the integration of data from GE’s Edison platform and the SOPHiA DDM platform will further our goal to help clinicians and researchers break down the data silos across instruments.”

About SOPHiA GENETICS:

SOPHiA GENETICS is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 780 hospital, laboratory, and biopharma institutions globally.

More info: SOPHiAGENETICS.COM; follow @SOPHiAGENETICS on Twitter.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information included in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenertics.com to obtain the appropriate product information for your country of residence.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contact:
Eliza Bamonti

ebamonti@sophiagenetics.com